UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Indus Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45580R103

(CUSIP Number)

Lydia Plaskon

641 Lexington Avenue – 26th Floor

New York, New York 10022

(212) 838-0211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45580R103	13D	Page 1 of 52 pages

1	Names of Reporting Persons Edgar M. Cullman, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 45,631
	8	Shared Voting Power 67,413
	9	Sole Dispositive Power 45,631
	10	Shared Dispositive Power 67,413

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,044
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 2 of 52 pages

1	Names of Reporting Persons Elissa F. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 15,109
	8	Shared Voting Power 97,935
	9	Sole Dispositive Power 15,109
	10	Shared Dispositive Power 97,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,044
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 3 of 52 pages

1	Names of Reporting Persons Susan R. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 48,320
	8	Shared Voting Power 238,088
	9	Sole Dispositive Power 48,320
	10	Shared Dispositive Power 238,088

11	Aggregate Amount Beneficially Owned by Each Reporting Person 286,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 4 of 52 pages

1	Names of Reporting Persons Lucy C. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,289
	8	Shared Voting Power 167,328
	9	Sole Dispositive Power 56,289
	10	Shared Dispositive Power 167,328

11	Aggregate Amount Beneficially Owned by Each Reporting Person 223,617
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 5 of 52 pages

1	Names of Reporting Persons Frederick M. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 67,550
	8	Shared Voting Power 156,067
	9	Sole Dispositive Power 67,550
	10	Shared Dispositive Power 156,067

11	Aggregate Amount Beneficially Owned by Each Reporting Person 223,617
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 6 of 52 pages

1	Names of Reporting Persons David M. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 13,338
	8	Shared Voting Power 66,640
	9	Sole Dispositive Power 13,338
	10	Shared Dispositive Power 66,640

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,978
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 7 of 52 pages

1	Names of Reporting Persons John L. Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,751
	8	Shared Voting Power 240,607
	9	Sole Dispositive Power 4,751
	10	Shared Dispositive Power 240,607

11	Aggregate Amount Beneficially Owned by Each Reporting Person 245,358
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 8 of 52 pages

1	Names of Reporting Persons Margot P. Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 245,358
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 245,358

11	Aggregate Amount Beneficially Owned by Each Reporting Person 245,358
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 9 of 52 pages

1	Names of Reporting Persons Alexandra Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,575
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,575
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 10 of 52 pages

1	Names of Reporting Persons B. Bros. Realty LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 237,882
	8	Shared Voting Power 0
	9	Sole Dispositive Power 237,882
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 237,882
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%
14	Type of Reporting Person OO

CUSIP No. 45580R103	13D	Page 11 of 52 pages

1	Names of Reporting Persons Matthew L. Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,271
	8	Shared Voting Power 203
	9	Sole Dispositive Power 1,271
	10	Shared Dispositive Power 203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,474
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 12 of 52 pages

1	Names of Reporting Persons Rebecca D. Gamzon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 10,734
	8	Shared Voting Power 139,059
	9	Sole Dispositive Power 10,734
	10	Shared Dispositive Power 139,059

11	Aggregate Amount Beneficially Owned by Each Reporting Person 149,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 13 of 52 pages

1	Names of Reporting Persons Edgar M. Cullman III
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,455
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,455
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,455
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 14 of 52 pages

1	Names of Reporting Persons Carolyn B. Sicher
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 21,796
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,796
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,796
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 15 of 52 pages

1	Names of Reporting Persons Samuel B. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 13,831
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,831
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,831
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 16 of 52 pages

1	Names of Reporting Persons Jessica P. Kerns
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,271
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,271
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,271
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 17 of 52 pages

1	Names of Reporting Persons Georgina D. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 9,717
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,717
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,717
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 18 of 52 pages

1	Names of Reporting Persons Michael S. Gamzon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 76,505
	8	Shared Voting Power 73,288
	9	Sole Dispositive Power 76,505
	10	Shared Dispositive Power 73,288

11	Aggregate Amount Beneficially Owned by Each Reporting Person 149,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 19 of 52 pages

1	Names of Reporting Persons Richard M. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 69,290
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 69,290

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,290
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 20 of 52 pages

1	Names of Reporting Persons Estate of Louise B. Cullman
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 7,038
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,038
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

CUSIP No. 45580R103	13D	Page 21 of 52 pages

1	Names of Reporting Persons Dorothy P. Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,725
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,725

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,725
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 22 of 52 pages

1	Names of Reporting Persons Cooper S. Siegel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 23 of 52 pages

1	Names of Reporting Persons Jonah Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 24 of 52 pages

1	Names of Reporting Persons Odessa Ernst
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 203
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 25 of 52 pages

1	Names of Reporting Persons Sunaina L. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,617
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,617

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,617
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 26 of 52 pages

1	Names of Reporting Persons Sameena J. Danziger
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 15,617
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,617

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,617
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 27 of 52 pages

1	Names of Reporting Persons Sarah D. Gamzon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 14,148
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,148

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,148
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 28 of 52 pages

1	Names of Reporting Persons Andrew B. Gamzon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,552
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,552

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,552
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 29 of 52 pages

1	Names of Reporting Persons Benjamin C. Stewart
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,100
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,100
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person IN

CUSIP No. 45580R103	13D	Page 30 of 52 pages

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and restates in its entirety the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 3, 1997 (the “Original 13D”) by the Reporting Persons (as amended, the “Schedule 13D”), relating to the Common Stock of the Issuer (as defined below).

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Indus Realty Trust, Inc. (formerly filed as Griffin Industrial Realty, Inc.), a Maryland corporation (the “Issuer”), whose principal executive offices are located at 641 Lexington Avenue, New York, New York 10022.

Item 2.	Identity and Background.

(a)-(c), (j) Each of the persons listed on Schedule I attached hereto is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The principal business address for each of the Reporting Persons is c/o Bloomingdale Properties, Inc., 641 Lexington Avenue – 26th Floor, New York, NY 10022. Each of the Reporting Persons who is an individual is a citizen of the United States, and each of the trusts and entities are organized in the State of New York, except for the following trusts, each of which are organized in the State of Connecticut: u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Susan R. Cullman; /w/o Joseph F Cullman 6/30/50 Trust F/B/O Edgar M. Cullman Jr.; and /w/o Joseph F Cullman 6/30/50 Trust F/B/O Lucy C. Danziger. Information with respect to each of the Reporting Person’s present principal occupation or employment are listed in Schedule I.

By virtue of the informal understanding between the Reporting Persons that they will hold and vote together the shares of the Issuer’s Common Stock owned by each of them, the Reporting Persons acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). However, trustees of trusts and partners of the partnership listed in Schedule I may act independently where fiduciary responsibilities so require.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock held by the Reporting Persons were acquired in a series of transactions consisting of the spin-off of Griffin Land & Nurseries, Inc. from Culbro Corporation, open-market purchases, private purchases, option exercises and/or estate planning transactions for aggregate consideration of approximately $14,000,000, which amount was funded by cash on hand or an exchange of shares, as applicable.

CUSIP No. 45580R103	13D	Page 31 of 52 pages

Item 4.	Purpose of Transaction.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 45580R103	13D	Page 32 of 52 pages

Item 5.	Interest in Securities of the Issuer.

(a)–(b) The cover pages and Schedule I attached hereto sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, based on 10,186,143 shares of Common Stock outstanding as of May 6, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022.

Individuals serving as trustee of a trust listed on Schedule I with no more than two trustees may be deemed to share beneficial ownership of the shares held directly by the trusts. Individuals listed on Schedule I may be deemed to share beneficial ownership of the shares beneficially held by his or her spouse and child sharing the same household as the individual. Susan R. Cullman and John J. Ernst serve as managing members of B. Bros. Realty LLC, and as such, may be deemed to share beneficial ownership over the shares held directly by B. Bros. Realty LLC.

The aggregate amount of shares beneficially owned by Edgar M. Cullman, Jr., Frederick M. Danziger, David M. Danziger and Michael S. Gamzon include 7,024, 1,067, 1,381 and 56,216 shares of Common Stock underlying stock options that are currently exercisable, respectively.

(c) During the past 60 days, Edgar M. Cullman, Jr. gifted 35 shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, by and among the Reporting Persons.

CUSIP No. 45580R103	13D	Page 33 of 52 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2022

/s/ Edgar M. Cullman, Jr.
Edgar M. Cullman, Jr.

/s/ Elissa F. Cullman
Elissa F. Cullman

/s/ Susan R. Cullman
Susan R. Cullman

/s/ Edgar M. Cullman, III
Edgar M. Cullman, III

/s/ Samuel B. Cullman
Samuel B. Cullman

/s/ Georgina D. Cullman
Georgina D. Cullman

/s/ Frederick M. Danziger
Frederick M. Danziger

/s/ Lucy C. Danziger
Lucy C. Danziger

/s/ David M. Danziger
David M. Danziger

/s/ Richard M. Danziger
Richard M. Danziger

/s/ Sunaina L. Danziger
Sunaina L. Danziger

/s/ Sameena J. Danziger
Sameena J. Danziger

/s/ John L. Ernst
John L. Ernst

CUSIP No. 45580R103	13D	Page 34 of 52 pages

/s/ Margot P. Ernst
Margot P. Ernst

/s/ John L. Ernst, on behalf of Dorothy P. Ernst
Dorothy P. Ernst

/s/ Alexandra Ernst
Alexandra Ernst

/s/ Cooper S. Siegel
Cooper S. Siegel

/s/ Jessica P. Kerns
Jessica P. Kerns

/s/ Matthew L. Ernst
Matthew L. Ernst

/s/ Jonah Ernst
Jonah Ernst

/s/ Odessa J. Ernst
Odessa J. Ernst

/s/ Michael S. Gamzon
Michael S. Gamzon

/s/ Rebecca D. Gamzon
Rebecca D. Gamzon

/s/ Sarah D. Gamzon
Sarah D. Gamzon

/s/ Michael S. Gamzon, on behalf of Andrew B. Gamzon
Andrew B. Gamzon

/s/ Benjamin C. Stewart
Benjamin C. Stewart

/s/ Carolyn B. Sicher
Carolyn B. Sicher

Estate of Louise B. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

CUSIP No. 45580R103	13D	Page 35 of 52 pages

Estate of Justus Heijmans

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

Edgar M. & Louise B. Cullman Foundation

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

B. Bros. Realty, LLC

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Managing Member

u/w/o Elsie B Paskus 3/8/91 Trust F/B/O Frederick M. Danziger Family

By:	/s/ Frederick M. Danziger
Name: Frederick M. Danziger
Title: Trustee

u/i/o Elsie B Paskus 8/26/64 Trust F/B/O Frederick M. Danziger

By:	/s/ Frederick M. Danziger
Name: Frederick M. Danziger
Title: Trustee

u/i/o Lucy Danziger 12/24/69 Trust F/B/O Rebecca D. Gamzon

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

u/i/o Edgar Cullman 12/26/72 Trust F/B/O David M. Danziger

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

CUSIP No. 45580R103	13D	Page 36 of 52 pages

u/i/o Edgar Cullman 12/26/72 Trust F/B/O Rebecca D. Gamzon

By:	/s/ Frederick M. Danziger
Name: Frederick M. Danziger
Title: Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Georgina D. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

Georgina D. Cullman 2012 Family Trust (Edgar Cullman Jr. Grantor)

By:	/s/ Elissa F. Cullman
Name: Elissa F. Cullman
Title: Trustee

Trust F/B/O David M. Danziger

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

Andrew B Gamzon 2011 Trust (Frederick M. Danziger Grantor)

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

Sarah D Gamzon 2011 Trust (Frederick M. Danziger Grantor)

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

CUSIP No. 45580R103	13D	Page 37 of 52 pages

u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Lucy C Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 3/23/55 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 3/23/55 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar Cullman 3/23/55 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar Cullman 3/23/55 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 6/30/54 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 38 of 52 pages

u/i/o Louise Cullman 6/30/54 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Samuel Bloomingdale and Rita Bloomingdale 1/10/50 Trust F/B/O Lucy C. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Lucy C. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

Sunaina L Danziger 2011 Trust (Frederick M. Danziger Grantor)

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

Sameena J Danziger 2011 Trust (Frederick M. Danziger Grantor)

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Lucy Danziger 12/25/76 Trust F/B/O Rebecca D. Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 39 of 52 pages

u/i/o Lucy Danziger 12/25/76 Trust F/B/O David M. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 1/6/53 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Louise Cullman 1/6/53 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O David M. Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Rebecca D. Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/i/o Samuel Bloomingdale 8/2/55 Trust F/B/O David Danziger

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 40 of 52 pages

u/i/o Samuel Bloomingdale 8/2/55 Trust F/B/O Rebecca Gamzon

By:	/s/ David M. Danziger
Name:	David M. Danziger
Title:	Trustee

u/w/o Frances W Cullman 7/23/59 Trust F/B/O Edgar M. Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Frances W Cullman 7/23/59 Trust F/B/O Lucy C. Danziger

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Frances W Cullman 7/23/59 Trust F/B/O Susan R Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

Trust F/B/O Lucy C. Danziger

By:	/s/ Lucy C. Danziger
Name:	Lucy C. Danziger
Title:	Trustee

u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Lucy C Danziger

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 41 of 52 pages

u/i/o Samuel Bloomingdale and Rita Bloomingdale 1/10/50 Trust F/B/O Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Edgar Cullman and Louise B Cullman Trust F/B/O Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Samuel Bloomingdale 12/21/50 Trust F/B/O Edgar M. Cullman Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Samuel Bloomingdale 12/21/50 Trust F/B/O Susan R Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Edgar M. Cullman Jr

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 42 of 52 pages

u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Edgar M Cullman Jr

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Susan R Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise Cullman 1/6/53 Trust F/B/O Desc of Edgar M Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise B. Cullman 6/305/54 Trust F/B/O Desc of Edgar M Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise B. Cullman 6/30/54 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Edgar M. Cullman 3/23/55 Trust F/B/O Desc of Edgar M Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 43 of 52 pages

u/i/o Edgar M. Cullman 3/23/55 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise B. Cullman 3/23/55 Trust F/B/O Desc of Edgar M. Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Louise B. Cullman 3/23/55 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Samuel J Bloomingdale 8/2/55 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Edgar M Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

CUSIP No. 45580R103	13D	Page 44 of 52 pages

u/i/o Edgar M Cullman Jr. 12/25/76 Trust F/B/O Edgar M. Cullman, III

By:	/s/ Elissa F. Cullman
Name:	Elissa F. Cullman
Title:	Trustee

u/i/o Edgar M Cullman Jr 12/25/76 Trust F/B/O Samuel B. Cullman

By:	/s/ Elissa F. Cullman
Name:	Elissa F. Cullman
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Edgar M. Cullman, III

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Samuel B. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Carolyn B. Sicher

By:	/s/ Edgar M. Cullman, Jr.
Name:	Edgar M. Cullman, Jr.
Title:	Trustee

u/i/o Elsie B Paskus 8/26/64 Trust F/B/O Richard M. Danziger

By:	/s/ Frederick M. Danziger
Name:	Frederick M. Danziger
Title:	Trustee

CUSIP No. 45580R103	13D	Page 45 of 52 pages

Trust F/B/O Desc of J. L. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

LBC Article 7 Trust F/B/O SRC

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

LBC Article 7 Trust F/B/O DMD

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

LBC Article 7 Trust F/B/O RDG

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

LBC Article 7 Trust F/B/O EMC III

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

LBC Article 7 Trust F/B/O SBC

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

LBC Article 7 Trust F/B/O GDC

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

CUSIP No. 45580R103	13D	Page 46 of 52 pages

Trust F/B/O Dorothy P. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O John L. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Dorothy P. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O John L. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Desc of John L. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Desc of Carolyn S. Fabrici

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Desc of Susan R. Cullman

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

CUSIP No. 45580R103	13D	Page 47 of 52 pages

Trust F/B/O Desc of John L. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Desc of Carolyn S. Fabrici

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Desc of E.M. Cullman, Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

Trust F/B/O Desc of J.L. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Desc of C.S. Fabrici

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Desc of J.L. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

Trust F/B/O Desc of C.S. Fabrici

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

CUSIP No. 45580R103	13D	Page 48 of 52 pages

Trust F/B/O Carolyn B. Sicher

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

Trust F/B/O Desc of C. S. Fabrici

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

Trust F/B/O Desc of J. L. Ernst

By:	/s/ John L. Ernst
Name: John L. Ernst
Title: Trustee

u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Susan R. Cullman

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Edgar M. Cullman Jr.

By:	/s/ Edgar M. Cullman, Jr.
Name: Edgar M. Cullman, Jr.
Title: Trustee

u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Lucy C. Danziger

By:	/s/ David M. Danziger
Name: David M. Danziger
Title: Trustee

D.M. Danziger Family 2021 Trust

By:	/s/ Rebecca D. Gamzon
Name: Rebecca D. Gamzon
Title: Trustee

CUSIP No. 45580R103	13D	Page 49 of 52 pages

SCHEDULE I

Reporting Persons Information

Name	Present Principal Occupation or Employment	Total Number of Shares of the Issuer’s Common Stock Beneficially Held	Percentage of Class of Issuer’s Common Stock
Estate of Louise B. Cullman	—	7,038	*
Edgar M. Cullman, Jr. (“EMC, Jr.”)	Co-Managing Member of Culbro, LLC	113,044	1.1%
Elissa F. Cullman (“EFC”)	Interior Decorator	113,044	1.1%
Susan R. Cullman (“SRC”)	—	286,408	2.8%
Lucy C. Danziger (“LCD”)	—	223,617	2.2%
Frederick M. Danziger (“FMD”)	Director of Indus Realty Trust, Inc.	223,617	2.2%
David M. Danziger (“DMD”)	Investment Manager of Culbro, LLC	79,978	0.8%
Sheena S. Danziger (“SD”)	—	—	—
Carolyn S. Fabrici (“CSF”)	—	—	—
Dorothy P. Ernst (JLE Guardian)	—	2,725	*
John L. Ernst (“JLE”)	Chairman & President Bloomingdale Properties, Inc.	245,358	2.4%
Margot P. Ernst (“MPE”)	—	245,358	2.4%
Alexandra Ernst (“AE”)	Writer	1,575	*
Cooper S. Siegel	—	203	*
Jessica P. Kerns (“JPK”)	Medical Doctor	1,271	*
B. Bros. Realty, LLC (SRC and JLE Managing Members)	Investor	237,882	2.3%
Matthew L. Ernst (“MLE”)	Screenwriter	1,474	*
Jonah Ernst	U.S. Marshal	203	*
Odessa J. Ernst	Student	203	*
Rebecca D. Gamzon (“RDG”)	Teacher	149,793	1.5%
Michael S. Gamzon (“MSG”)	President, Chief Executive Officer and Director of Indus Realty Trust, Inc.	149,793	1.5%
Edgar M. Cullman, III (“EMC, III”)	Director	11,455	0.1%
Samuel B. Cullman (“SBC”)	Film Director	13,831	0.1%
Georgina D. Cullman (“GDC”)	Environmental Curator	9,717	0.1%
Carolyn B. Sicher (“CBS”)	Therapist	21,796	0.2%
Richard M. Danziger (“RMD”)	Retired	69,290	0.7%
Sunaina L. Danziger	Student	15,617	0.2%
Sameena J. Danziger	Student	15,617	0.2%
Sarah D. Gamzon	Student	14,148	0.1%
Andrew B. Gamzon	Naval Officer	17,552	0.2%
Benjamin C. Stewart (“BCS”)	—	6,100	*
u/w/o Elsie B Paskus 3/8/91 Trust F/B/O Frederick M. Danziger Family	—	31,033	0.3%
u/i/o Elsie B Paskus 8/26/64 Trust F/B/O Frederick M. Danziger	—	35,205	0.4%
u/i/o Lucy Danziger 12/24/69 Trust F/B/O Rebecca D. Gamzon	—	23,198	0.2%

CUSIP No. 45580R103	13D	Page 50 of 52 pages

u/i/o Edgar Cullman 12/26/72 Trust F/B/O David M. Danziger	—	18,111	0.2%
u/i/o Edgar Cullman 12/26/72 Trust F/B/O Rebecca D. Gamzon	—	18,314	0.2%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Georgina D. Cullman	—	20,349	0.2%
Georgina D. Cullman 2012 Family Trust (Edgar Cullman Jr. Grantor)	—	20,349	0.2%
Trust F/B/O David M. Danziger	—	12,743	0.1%
Andrew B Gamzon 2011 Trust (Frederick M. Danziger Grantor)	—	25,437	0.3%
Sarah D Gamzon 2011 Trust (Frederick M. Danziger Grantor)	—	25,437	0.3%
u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Lucy C Danziger	—	5,512	*
u/i/o Louise Cullman 3/23/55 Trust F/B/O David Danziger	—	3,561	*
u/i/o Louise Cullman 3/23/55 Trust F/B/O Rebecca Gamzon	—	3,561	*
u/i/o Edgar Cullman 3/23/55 Trust F/B/O David Danziger	—	5,509	*
u/i/o Edgar Cullman 3/23/55 Trust F/B/O Rebecca Gamzon	—	5,509	*
u/i/o Louise Cullman 6/30/54 Trust F/B/O David Danziger	—	13,198	0.1%
u/i/o Louise Cullman 6/30/54 Trust F/B/O Rebecca Gamzon	—	13,198	0.1%
u/i/o Samuel Bloomingdale and Rita Bloomingdale 1/10/50 Trust F/B/O Lucy C. Danziger	—	29,702	0.3%
u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Lucy C. Danziger	—	90,371	0.9%
Sunaina L Danziger 2011 Trust (Frederick M. Danziger Grantor)	—	25,437	0.3%
Sameena J Danziger 2011 Trust (Frederick M. Danziger Grantor)	—	25,437	0.3%
u/i/o Lucy Danziger 12/25/76 Trust F/B/O Rebecca D. Gamzon	—	3,255	*
u/i/o Lucy Danziger 12/25/76 Trust F/B/O David M. Danziger	—	3,255	*
u/i/o Louise Cullman 1/6/53 Trust F/B/O David Danziger	—	5,290	*
u/i/o Louise Cullman 1/6/53 Trust F/B/O Rebecca Gamzon	—	5,290	*
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O David M. Danziger	—	16,279	0.2%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Rebecca D. Gamzon	—	16,483	0.2%
u/i/o Samuel Bloomingdale 8/2/55 Trust F/B/O David Danziger	—	12,413	0.1%
u/i/o Samuel Bloomingdale 8/2/55 Trust F/B/O Rebecca Gamzon	—	12,413	0.1%
u/w/o Frances W Cullman 7/23/59 Trust F/B/O Edgar M. Cullman, Jr.	—	14,010	0.1%
u/w/o Frances W Cullman 7/23/59 Trust F/B/O Lucy C. Danziger	—	17,724	0.2%

CUSIP No. 45580R103	13D	Page 51 of 52 pages

u/w/o Frances W Cullman 7/23/59 Trust F/B/O Susan R Cullman	—	20,364	0.2%
Trust F/B/O Lucy C. Danziger	—	30,488	0.3%
u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Lucy C Danziger	—	19,564	0.2%
u/i/o Samuel Bloomingdale and Rita Bloomingdale 1/10/50 Trust F/B/O Susan R. Cullman	—	51,770	0.5%
u/i/o Edgar Cullman and Louise B Cullman Trust F/B/O Susan R. Cullman	—	13,953	0.1%
u/i/o Samuel Bloomingdale 12/21/50 Trust F/B/O Edgar M. Cullman Jr.	—	25,443	0.3%
u/i/o Samuel Bloomingdale 12/21/50 Trust F/B/O Susan R Cullman	—	26,454	0.3%
u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Edgar M. Cullman Jr	—	10,148	0.1%
u/i/o Rita Bloomingdale 12/21/50 Trust F/B/O Susan R. Cullman	—	6,959	*
u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Edgar M Cullman Jr	—	40,893	0.4%
u/i/o Rita Bloomingdale 6/14/51 Trust F/B/O Susan R Cullman	—	40,791	0.4%
u/i/o Louise Cullman 1/6/53 Trust F/B/O Desc of Edgar M Cullman, Jr.	—	39,657	0.4%
u/i/o Louise B. Cullman 6/305/54 Trust F/B/O Desc of Edgar M Cullman, Jr.	—	50,368	0.5%
u/i/o Louise B. Cullman 6/30/54 Trust F/B/O Desc of Susan R. Cullman	—	36,505	0.4%
u/i/o Edgar M. Cullman 3/23/55 Trust F/B/O Desc of Edgar M Cullman, Jr.	—	15,677	0.2%
u/i/o Edgar M. Cullman 3/23/55 Trust F/B/O Desc of Susan R. Cullman	—	14,448	0.1%
u/i/o Louise B. Cullman 3/23/55 Trust F/B/O Desc of Edgar M. Cullman, Jr.	—	12,336	0.1%
u/i/o Louise B. Cullman 3/23/55 Trust F/B/O Desc of Susan R. Cullman	—	13,837	0.1%
u/i/o Samuel J Bloomingdale 8/2/55 Trust F/B/O Desc of Susan R. Cullman	—	38,626	0.4%
u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Edgar M Cullman, Jr.	—	20,687	0.2%
u/w/o Rita Bloomingdale 2/29/56 Trust F/B/O Desc of Susan R. Cullman	—	17,490	0.2%
Edgar M. & Louise B. Cullman Foundation	—	86,418	0.9%
u/i/o Edgar M Cullman Jr. 12/25/76 Trust F/B/O Edgar M. Cullman, III	—	7,325	*
u/i/o Edgar M Cullman Jr 12/25/76 Trust F/B/O Samuel B. Cullman	—	7,325	*
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Edgar M. Cullman, III	—	20,756	0.2%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Samuel B. Cullman	—	20,756	0.2%
u/i/o Edgar M Cullman 12/23/76 Trust F/B/O Carolyn B. Sicher	—	16,279	0.2%

CUSIP No. 45580R103	13D	Page 52 of 52 pages

u/i/o Elsie B Paskus 8/26/64 Trust F/B/O Richard M. Danziger	—	3,052	*
Trust F/B/O Desc of J. L. Ernst	—	7,588	*
LBC Article 7 Trust F/B/O SRC	—	10,143	0.1%
LBC Article 7 Trust F/B/O DMD	—	8,409	*
LBC Article 7 Trust F/B/O RDG	—	8,410	*
LBC Article 7 Trust F/B/O EMC III	—	3,381	*
LBC Article 7 Trust F/B/O SBC	—	3,381	*
LBC Article 7 Trust F/B/O GDC	—	3,381	*
Trust F/B/O Dorothy P. Ernst	—	4,043	*
Trust F/B/O John L. Ernst	—	1,119	*
Trust F/B/O Dorothy P. Ernst	—	4,043	*
Trust F/B/O John L. Ernst	—	3,134	*
Trust F/B/O Desc of John L. Ernst	—	4,440	*
Trust F/B/O Desc of Carolyn S. Fabrici	—	3,911	*
Trust F/B/O Desc of Susan R. Cullman	—	26,743	0.3%
Trust F/B/O Desc of John L. Ernst	—	2,625	*
Trust F/B/O Desc of Carolyn S. Fabrici	—	11,905	0.1%
Trust F/B/O Desc of E.M. Cullman, Jr.	—	34,849	0.3%
Trust F/B/O Desc of J.L. Ernst	—	3,249	*
Trust F/B/O Desc of C.S. Fabrici	—	3,587	*
Trust F/B/O Desc of J.L. Ernst	—	39,822	0.4%
Trust F/B/O Desc of C.S. Fabrici	—	39,822	0.4%
Trust F/B/O Carolyn B. Sicher	—	14,244	0.1%
Trust F/B/O Desc of C. S. Fabrici	—	2,034	*
Trust F/B/O Desc of J. L. Ernst	—	4,829	*
u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Susan R. Cullman	—	10,665	0.1%
u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Edgar M. Cullman Jr.	—	25,927	0.3%
u/w/o Joseph F Cullman 6/30/50 Trust F/B/O Lucy C. Danziger	—	34,069	0.3%
D.M. Danziger Family 2021 Trust	—	13,000	0.1%
Estate of Justus Heijmans	—	206	*

* Less than 0.1%